Intorio, Corp.

24 Alexander Kazbegi Ave, Tbilisi 0177, Georgia
(702) 605-46-36

intoriocorp@gmail.com

May 6, 2021

Tony Watson, Theresa Brillant,

Daniel Morris and Jacqueline Kaufman

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street,

Washington, DC 20549

Reference: Intorio, Corp.

Registration Statement on Form S-1

Filed April 6, 2021

File No. 333-255055

Tony Watson, Theresa Brillant, Daniel Morris and Jacqueline Kaufman,

In response to your letter dated May 3, 2021, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 to its Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on April 6, 2021

Registration Statement on Form S-1 filed April 6, 2021

Cover Page

1. Please disclose the percentage of your issued and outstanding shares owned, as a group, by your officers and directors. Also disclose what their voting power will be if all or some of the shares are sold in the offering. Make similar revisions at page 9 to expand your risk factor entitled "Our Director Will Continue to Exercise Significant Control . . . "

Response: We have revised the information as follows:

Currently 30.8% of all shares of common stock of our Company are beneficially owned by all officers and directors as a group. After the completion of this offering, our management will own major of our common stock. In the event that fewer than the maximum shares of the offering are sold, management’s percentage ownership will raise. It will have a significant influence in determining the outcome of all corporate transactions, including the election of directors, approval of significant corporate transactions, changes in control of the company or other matters that could affect your ability to ever resell your shares. Its interests may differ from the interests of the other stockholders and thus result in corporate decisions that are disadvantageous to other shareholders.

Gagi Gogolashvili, the sole officer and director, page 8

2. Please revise to discuss the other business activities of your sole officer and director and describe the nature of the conflicts of interests, if any, that exist in relation to those activities.

Response: We have revised the information:

Our business plan does not provide for the hiring of any additional employees until sales will support the expense, which is estimated to begin in the fourth quarter of 2021. Until that time the responsibility of developing the company's business, the offering and selling of the shares through this prospectus and fulfilling the reporting requirements of a public company all fall upon Mr. Gogolashvili. He is involved in freelance tutoring. We have not formulated a plan to resolve any possible conflicts of interests if any appear with his other business activities. Currently there are no any conflicts of interests with our sole officer and his business activities. In the event he is unable to fulfill any aspect of his duties to the company we may experience a shortfall or complete lack of sales resulting in little or no profits and eventual closure of the business.

Risk Factors

Our status as an "emerging growth company" under the JOBS ACT of 2012 may make it more difficult to raise capital when we need to do it, page 11

3. You disclose that you have elected to take advantage of the extended transition period to comply with new or revised accounting standards. However on pages 22 and 25, you disclose that you irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant the JOBS Act. Please revise your disclosure to eliminate the inconsistency.

Response: We have revised our disclosure on page 11 to eliminate the inconsistency.

Use of Proceeds, page 14

4. In light of your disclosure that you may draw funds from certain objectives if more funds than estimated are required to complete other objectives, please revise to clearly disclose how you will prioritize your objectives for purposes of deciding which ones to draw funds from.

Response: We have disclosed that for purposes of deciding which ones to draw funds from, we will prioritize our objectives according to the order they show up our Use of Proceed table. For example, SEC reporting has higher priority than Establishing office.

5. In the final paragraph in this section, you refer to the sale of units, rather than common stock. Please explain or revise for consistency.

Response: We have revised for consistency as follows:

In the event we are not successful in selling all of the Common Stock offered herein, the amount allocated in the above table will be reduced proportionately to the amount of proceeds actually received.

Dilution, page 15

6. Based on your definition of net tangible book value, the amount you disclose for net tangible book deficit does not compute. Please advise or revise.

Response: We have revised the information:

As of February 28, 2021, the net tangible book value of our shares was $(1,553) or approximately $(0.0008) per share, based upon 2,000,000 shares outstanding.

Dilution table
Percentage of funding	100%	75%	50%	25%
Amount of new funding	$90,000	$67,500	$45,000	$22,500
Offering price	$0.02	$0.02	$0.02	$0.02
Shares after offering	6,500,000	5,375,000	4,250,000	3,125,000
Book value before distribution per share	$(0.0008)	$(0.0008)	$(0.0008)	$(0.0008)
Increase in book value per share	0.0144	0.0130	0.0110	0.0075
Book value after distribution per share	$0.0136	$0.0123	$0.0102	$0.0067
Dilution to purchasers	$0.0064	$0.0077	$0.0098	$0.0133
Dilution as percentage	32%	39%	49%	66%
% ownership of old shareholders	31%	37%	47%	64%
% ownership of new shareholders	69%	63%	53%	36%

Description of Our Business, page 18

7. Please substantially revise your Business section and, to a lesser extent, your Summary to provide a comprehensive description of your products and services (including how you acquire and develop curriculum), your delivery methods (e.g., home computer and mobile), and your revenue models (including subscription models). In this regard, we note that your current disclosure provides only a broad overview of your plans. In addition, please explain how you will source and compensate your instructors and how you will determine "the lessons and programs they are qualified in." To the extent that you have entered into any material agreements related to the launch of your business, please file them as exhibits and describe their material terms.

Response: We have revised our Business section as follows:

We will connect our clients with teachers and other group members over the company’s website. Our clients will have a choice to enter a group for online learning or apply for person lesson. Our future customers will need a computer or even mobile phone, webcam and internet connection. We will hire freelance teachers who are working at school and we will use general school program for our future clients. Our freelance teachers will provide us with school program which they use during their teaching process. Each teacher whom we are going to hire on a freelance base should have their own program of teaching and it should be the same as general school one.

Our Process

We are going to offer groups for online learning the same as personal tutoring through our website. Our potential clients will be able to have lessons from the comfort of their homes with any subject and type of lesson they require. Customers will choose a teacher based on the type of the lesson they require, time of the day that suits them and they are willing to choose whether they are interested to try personal tutoring or group learning. The clients choose the type of lesson and the topic for studying, then they are making the payment to our company’s bank account according to the number of lessons and the duration of their studying. After that we will connect them with a teacher and they start their lesson through our website in a form of a video call. We intend to source our future teachers through the websites of the jobseekers and from the mouth to mouth strategy. We are going to hire freelance teachers depend on the lessons and programs they are qualified in. We will require each teacher to have more than 5 years verifiable experience as a professional teacher, to have their program for studying and have advanced communication skills. We will test how they conduct the lesson, before they start to provide teaching through our website.

8. You state that you intend to offer tutoring for high school and university students. Please clarify whether tutoring agreements will be made with individuals such as students and parents, with institutions such as school districts and universities, or otherwise.

Response: We are going to make tutoring agreements with our future clients and the freelance teaching agreements with our future teachers.

9. We note your disclosure in the final sentence on page 18 that your website is fully serviced and ready for use. Please clarify whether you are currently offering courses. In this regard, we note that users are prompted to submit applications for training when they navigate your site. If you are not currently offering courses, please revise throughout the prospectus to disclose this fact prominently and update your Plan of Operation to state when you expect to begin offering courses.

Response: We have clarified the information as we are already offering our services as follows:

We are providing a new unique type of service, teaching of a school program from the comfort of purchasers home. We propose an online service of learning through our website. Additionally our clients can apply for tutoring in a specific subject or on some point of the teaching program. We are offering our services to clients in Georgia.

Background Information About Our Officer and Director, page 28

10. Please revise the discussion of your management's business experience to provide clear disclosure regarding the activities of your sole officer and director during the last five years, including the companies at which he worked and the dates of employment at each company.

Response: We have revised this section:

He has been a Leader of international teachers and a curator of students at “Nancy Education” Chinese company located in Beijing from 2013 till 2019. His duties included the following business activities: lead international teachers and students (from all over the world) in summer and winter camps, develop new teaching strategies and adopting teaching programs for different kind of Students.

Certain Relationships and Related Transactions, page 31

11. Please disclose the aggregate purchase price of the 2,000,000 shares of common stockpurchased on January 5, 2021.

Response: We have disclosed the following information:

As of January 05, 2021 we have issued 2,000,000 shares of company common stock valued at 0.0001 per share to Gagi Gogolashvili in the capacity of Director of the Company for providing services such as company incorporation, preparation of S-1, preparation of year end financials for consideration of $200.

12. Please file as an exhibit the agreement related to the loans from your sole officer and director.

Response: We have filed the Loan Agreement as an exhibit.

Note 8 Subsequent Events, page F-10

13. Please disclose the date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1a.

Response: We have disclosed the date through which subsequent events have been evaluated.

General

14. It appears that you are a shell company as defined in Securities Act Rule 405, because your only assets consist of cash and cash equivalents, and you have nominal operations and no revenues since inception. Accordingly, please revise your prospectus, including the cover page and prospectus summary, to disclose that you are a shell company. Please further disclose in the risk factors section, and elsewhere as appropriate, the consequences, challenges and risks of being a shell company, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144, and the potential for reduced liquidity (or illiquidity) of your securities.

Response: SEC Release No. 33-8587 defines a “shell company” as a company “…with no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets.” From inception, the Company has allocated considerable efforts, time and money to the development of the business. In furtherance of the Company’s planned business, the Company analyzed the market demand for online learning throughout Georgia, explored the solvency of residents interested in this field, investigated different offers within the segment of its markets and possible gaps in this industry across Georgia. Moreover, we have purchased an operational website. Therefore, we do not believe that the Company can be classified as having “no or nominal operations” considering the business activities executed in furtherance of the Company’s development.

Please direct any further comments to :

Gagi Gogolashvili

Email: intoriocorp@gmail.com

Telephone: (702) 605-46-36

Sincerely,

/s/ Gagi Gogolashvili

Gagi Gogolashvili, CEO